

2026 PROXY STATEMENT | **2025** ANNUAL REPORT

CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Liberty Live Holdings, Inc.'s (**Liberty Live Holdings,** the **Company, we, our** and **us**) expectations regarding the business of our subsidiaries and equity affiliate, economic conditions, pending litigation, projected sources and uses of cash, fluctuations in interest rates and stock prices, the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. You are therefore cautioned not to place undue reliance on the forward-looking statements included in this Annual Report. The following include some but not all of the factors (as they relate to our consolidated subsidiaries and equity affiliate) that could cause actual results or events to differ materially from those anticipated:

- historical financial information and pro forma financial information may not be representative of future results;
- risks related to costs as a result of becoming an independent public company;
- our inter-company agreements may not be the result of arms' length negotiations;
- we had no operating history as a separate company prior to our split-off from Liberty Media Corporation (**Liberty Media**) on December 15, 2025 (the **Split-Off**);
- risks related to our indemnity obligations to Liberty Media;
- we may not realize the potential benefits of the Split-Off in the near term or at all;
- our overlapping directors and officers with Liberty Media, Liberty Broadband Corporation and GCI Liberty, Inc.;
- risks related to being a holding company;
- risks related to the Investment Company Act of 1940, as amended;
- our and our subsidiaries' and equity affiliate's ability to realize the benefits of acquisitions or other strategic investments;
- the degradation, failure or misuse of our information systems;
- our and our subsidiaries' indebtedness could adversely affect operations and could limit the ability of such subsidiaries to react to changes in the economy or their industry;
- the success of Live Nation Entertainment, Inc. (**Live Nation**) and QuintEvents, LLC (**Quint**) and their popularity with customers;
- the outcome of pending or future litigation;
- the operational risks of our subsidiaries and business affiliates with international operations;
- our subsidiaries' and business affiliates' ability to comply with government regulations, including, without limitation competition laws and adverse outcomes from regulatory proceedings;
- the regulatory and competitive environment of the industries in which we operate;
- changes in the nature of key strategic relationships with partners, vendors and joint venturers;
- the ability of Live Nation and its ticketing clients to anticipate or respond to changes in consumer preferences;
- changes in the nature of Live Nation's relationships between key promoters, executives, agents, managers, artists and clients and the nature of Quint's relationships with promoters, leagues and customers;
- the ability of Live Nation to maintain or increase its current revenue in the face of intense competition in the live music and ticketing industries;
- economic and other factors affecting entertainment, sporting and leisure events;
- the ability of Live Nation to lease, acquire and develop live music venues;
- the risk of personal injury or other claims in connection with Live Nation's live music events and Quint's sports and entertainment events;

- the risk of poor weather adversely affecting attendance at Live Nation's live music events and Quint's sports and entertainment events;

- the risk of data losses or other breaches of Live Nation and/or Quint's network security;

- the impact of weak and uncertain economic conditions on consumer demand for products, services and events offered by Live Nation and Quint;

- the market price of our common stock may be volatile;

- fluctuations in currencies against the United States dollar;

- our directors' or officers' equity ownership may create the appearance of conflicts of interest; and

- provisions of our amended and restated articles of incorporation and bylaws may discourage, delay or prevent a change in control of our Company.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Form 10-K. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

This Annual Report includes information concerning Live Nation, our equity method affiliate that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information in this Annual Report concerning Live Nation has been derived from the reports and other information filed by Live Nation with the SEC. If you would like further information about Live Nation, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Unless explicitly stated herein, those reports and other information are not incorporated by reference in this Annual Report.

STOCK PERFORMANCE

On December 15, 2025, Liberty Media completed the Split-Off of its Liberty Live Group into Liberty Live Holdings, Inc., a separate publicly traded company. Prior to the Split-Off, Quint and other private assets were reattributed from Liberty Media's Formula One Group to Liberty Media's Liberty Live Group. The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty Media's former Series A and Series C Liberty Live common stock (Nasdaq: LLYVA, LLYVK) from the first day of trading on August 4, 2023 through December 15, 2025 and our Series A and Series C Liberty Live Group common stock (Nasdaq: LLYVA, LLYVK) from December 16, 2025 to December 31, 2025 to the S&P 500 Index, the S&P 500 Media Index, Live Nation's Old Peer Group and Live Nation's New Peer Group. The Old Peer Group consists of the following eight companies: AMC Networks Inc., Fox Corporation, Imax Corporation, Live Nation Entertainment Inc., Madison Square Garden Sports Corp., The Marcus Corporation, TKO Group Holdings, Inc. and The Walt Disney Company. The New Peer Group consists of the following eight companies: Electronic Arts Inc., Fox Corporation, Netflix, Inc., Sirius XM Holdings Inc., Spotify Technology S.A., Universal Music Group N.V., Warner Bros. Discovery, Inc. and Warner Music Group Corp. Our interest in Live Nation is our largest asset and therefore the peers included for comparison are consistent with Live Nation's methodology.



	8/4/23	9/30/23	12/31/23	3/31/24	6/30/24	9/30/24	12/31/24	3/31/25	6/30/25	9/30/25	12/31/25
Series A Liberty Live	$100.00	$89.34	$102.29	$118.53	$104.98	$138.57	$186.29	$188.19	$222.45	$263.92	$228.10
Series C Liberty Live	$100.00	$85.19	$ 99.23	$116.30	$101.57	$136.23	$180.63	$180.84	$215.39	$257.35	$220.70
S&P 500 Index	$100.00	$95.76	$106.52	$117.34	$121.94	$128.68	$131.34	$125.32	$138.56	$149.36	$152.87
S&P 500 Media Index	$100.00	$98.73	$108.88	$126.92	$139.22	$139.55	$153.24	$139.34	$168.77	$190.93	$207.68
Old Peer Group	$100.00	$93.13	$101.33	$130.47	$111.43	$113.10	$130.78	$124.19	$149.74	$146.55	$145.06
New Peer Group	$100.00	$91.48	$109.14	$122.83	$131.20	$137.17	$162.90	$175.04	$234.01	$223.10	$200.78

INVESTMENT SUMMARY

Libertyliveholdings.com/about/asset-list
(Based on publicly available information as of January 31, 2026)

The following table sets forth some of Liberty Live Holdings' assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Liberty Live Holdings and, to the extent known by Liberty Live Holdings, other holders. In some cases, Liberty Live Holdings' interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY LIVE HOLDINGS, INC.			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP[2]
Associated Partners, L.P.	Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns.	N/A	33%
Green energy investment	Investment in clean energy technologies.	N/A	<1%
INRIX, Inc.	Provider of traffic data and analytics to auto OEM's, governments, businesses and consumers.	N/A	4%
Liberty Technology Venture Capital, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of three segments: concerts, sponsorship and advertising and ticketing.	69.6	30%
Meyer Shank Racing	An American racing team, currently competing in the NTT IndyCar Series and WeatherTech SportsCar Championship.	N/A	34%
QuintEvents, LLC	Provider of ticket and hospitality packages to sports and entertainment events.	N/A	100%

Note: Table above includes holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2026 unless otherwise noted.

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FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Series A and Series C Liberty Live Group common stock trade on the Nasdaq Global Select Market under the symbols "LLYVA" and "LLYVK," respectively. Our Series B Liberty Live Group common stock is quoted on the OTC Markets under the symbol "LLYVB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the range of high and low sales prices of our Series B Liberty Live Group common stock for the periods they were outstanding during the year ended December 31, 2025. There is no established public trading market for our Series B Liberty Live Group common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

| | Series B Liberty Live Group common stock (LLYVB) | |
	High	Low
2025		
Fourth quarter (after December 15, 2025)............................	$ 95.50	95.50

Holders

The number of record holders as of January 31, 2026 were as follows:

	Series A	Series B	Series C
Liberty Live Group common stock	532	34	706

The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

As of December 31, 2025, the Company does not have an approved share repurchase program in place. Accordingly, there were no repurchases of Series A, Series B or Series C Liberty Live Group common stock during the three months ended December 31, 2025.

During the three months ended December 31, 2025, no shares of Series A, Series B or Series C Liberty Live Group common stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting or exercise of restricted stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. See note 2 in the accompanying consolidated financial statements for an overview of accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

Overview

In November 2024, the board of directors of Liberty Media Corporation ("Liberty Media" or "Parent") authorized Liberty Media management to pursue a plan to split-off the Liberty Live Group (the "Split-Off"), which was completed on December 15, 2025. Immediately prior to effecting the Split-Off, Liberty Media's subsidiary QuintEvents, LLC ("Quint"), interests in certain private assets and $171.7 million of cash were reattributed from Liberty Media's Formula One Group to its Liberty Live Group in exchange for interests in certain other private assets. Liberty Media effected the Split-Off through the redemption of Liberty Media's Liberty Live common stock in exchange for Liberty Live Group common stock of a newly formed company called Liberty Live Holdings, Inc. ("Liberty Live" or the "Company"). Liberty Media redeemed each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live.

Liberty Live beneficially owns approximately 69.6 million shares of Live Nation Entertainment, Inc. ("Live Nation") common stock, Quint, interests in certain private assets, corporate cash and debt obligations.

Following the Split-Off, Liberty Media and Liberty Live operate as separate, publicly traded companies, and neither has any continuing stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Liberty Media and Liberty Live entered into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements include a services agreement, an aircraft time sharing agreement, and a facilities sharing agreement (the "Ancillary Agreements") in addition to a reorganization agreement and a tax sharing agreement.

The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Liberty Live and Liberty Media with respect to and resulting from the Split-Off. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty Media and Liberty Live and other agreements related to tax matters. Pursuant to the services agreement, Liberty Media provides Liberty Live with general and administrative services including legal, tax, accounting, treasury and investor relations support. Liberty Live reimburses Liberty Media for direct, out-of-pocket expenses and pays a services fee to Liberty Media under the services agreement that is subject to adjustment quarterly, as necessary. Under the facilities sharing agreement, Liberty Live shares office space with Liberty Media and related amenities at Liberty Media's corporate headquarters. The aircraft time sharing agreement provides for Liberty Media to lease its aircraft to Liberty Live for use on a periodic, non-exclusive time sharing basis.

A portion of Liberty Media's general and administrative expenses, including legal, tax, accounting, treasury and investor relations support was previously allocated to the Liberty Live Group each reporting period based on an estimate of time spent. The Liberty Live Group paid $25.8 million and $5.2 million during the years ended December 31, 2025 and 2024, respectively, for shared services and other directly incurred expenses, which are reflected in the consolidated statements of operations in selling, general and administrative expenses. Future amounts allocated to Liberty Live through the Ancillary Agreements are expected to be approximately $9.0 million annually. Additionally, Liberty Live expects to incur corporate overhead expenses primarily related to being a standalone public company of approximately $8.0 million annually.

Quint designs, develops, and sells official ticket-inclusive hospitality and single to multi-day experiential packages (including on or off-site experiences, transportation, and hotel accommodations) throughout the world, and is a reportable segment. Live Nation believes it is the largest producer of live music concerts in the world, it is the world's leading live entertainment ticketing sales and marketing company, its global footprint is one of the world's largest music advertising networks for corporate brands and includes one of the world's leading ecommerce websites. As a result, Live Nation believes it is the largest live entertainment company in the world, connecting over 805 million fans across all of its concerts and ticketing platforms in 55 countries during 2025, and is a reportable segment. Our "Corporate and other" category includes corporate activity along with various equity investments.

Economic Conditions

A weak or uncertain economy in the U.S. or globally could adversely affect demand for Live Nation's and Quint's services and events. Live Nation's and Quint's businesses depend on discretionary consumer and corporate spending, which typically falls during times of economic recession or instability. Many factors related to corporate spending and discretionary consumer spending, including actual or perceived economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation can significantly impact Live Nation's and Quint's operating results. There remains a high level of uncertainty in the current macroeconomic and geopolitical environments. Economic tensions and changes in international trade policies, including, for example, the widespread tariffs announced by the U.S. on its major trading partners, higher tariffs on imported goods and materials and actions taken in response (such as retaliatory tariffs or other trade protectionist measures or the renegotiation of free trade agreements), have increased inflationary cost pressures and recessionary fears. If economic and financial market conditions in the U.S. or other key markets, including Europe, continue to be uncertain or deteriorate, customers may respond by suspending, delaying or further reducing their discretionary spending. A reduction in discretionary spending could adversely affect revenue through reduced live-entertainment and sporting event expenditures. Accordingly, the ability of Live Nation and/or Quint to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments remain weak or decline further. In addition, inflationary pressures, which have been significant and remain significant, may increase operational costs, including labor costs, and elevated interest rates or any further increases in interest rates in response to concerns about inflation may have the effect of further increasing economic uncertainty and heightening these risks. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact Live Nation's and Quint's operating results. These factors can affect attendance at Live Nation's and Quint's events, premium seat sales, sponsorship, advertising and hospitality spending, concession and merchandise sales, as well as the financial results of sponsors of Live Nation's and Quint's venues, events and the industry. There can be no assurance that consumer and corporate spending will not be adversely impacted by ongoing uncertainty in the macroeconomic and political environments, or by any future deterioration in such environments, thereby possibly impacting Live Nation's and Quint's operating results and growth.

Strategies and Challenges of Business Units

Live Nation's Strategy

Live Nation's strategy is to grow the global live entertainment industry by connecting artists with its fans, selling more tickets and partnering with additional sponsors. Live Nation invests nearly $15 billion annually in artist performances – from club and theater acts to global superstars – more than any other company in the industry. In addition, Live Nation is investing in venue infrastructure around the world to support artists, meet rising fan demand and strengthen its long-term growth.

Live Nation's core businesses surrounding the promotion of live events include ticketing and sponsorship and advertising. Live Nation believes its focus on growing these businesses will increase shareholder value as it continues to enhance its revenue streams. In Live Nation's ticketing business, it serves artists, venues, and sports teams and leagues to secure content and tickets as well as invest in technology to build innovative products which advance its ticketing, including mobile platforms and advertising. Lastly, Live Nation is paid by sponsors and advertisers that want to connect its brands with a passionate fan base.

- *Expand Live Nation's Concert Platform.*   Live Nation will deliver more shows, grow its fan base and increase its ticket sales by continuing to build Live Nation's portfolio of concerts globally, expanding its business into additional top global music markets, and further building its presence in existing markets. Through Live Nation's culture of serving artists and a focus on supporting the development of emerging artists, Live Nation believes it can continue to expand its concert base.

- *Grow Live Nation's Revenue per Show.*   Live Nation will grow its revenue per show across its venues through more effective ticket pricing, broader ticketing distribution and more targeted promotional marketing. Live Nation will also grow Live Nation's onsite fan monetization by improving ease of purchase, through improved onsite food and beverage and other products, merchandising, and enhanced experiences for Live Nation's fans.

- *Invest in Venue Infrastructure and Enhancement Projects.* To support the continued growth of artists and global fan demand, Live Nation is investing capital expenditures to expand its venue footprint – focusing on large theaters, amphitheaters, arenas and stadiums - to more markets around the world and upgrading its existing venues to enhance hospitality efforts for the fan base.

- *Invest in Live Nation's Ticketing Platform.*   Live Nation will continue to invest in its ticketing enterprise system and develop innovative products to better serve its enterprise clients and continue to build its global client base. These include technological and digital transformations, enhanced marketing capabilities, and improved analytical tools to meet the needs of venues, event organizers and Live Nation's fans.

- *Grow Live Nation's Marketplace Capabilities.* Live Nation is focused on selling tickets through a wide set of sales channels including mobile, online and affiliate partners while continuing to broaden its digital rollout. Within this, Live Nation will continue to invest in tools that reduce fraud and help artists and teams determine how to get their tickets into the hands of real fans. Lastly, Live Nation is focused on leveraging its platform by growing non-service fee revenue streams including insurance, additional enterprise tools, payment integration and other upsells.

- *Grow Sponsorship and Advertising Partnerships.* Live Nation will continue to drive growth in its sponsorship relationships and capture a larger share of the global music sponsorship market by further monetizing its venue portfolio as well as growing its portfolio of brands connecting with fans. Live Nation will focus on expanding existing partnerships and developing new corporate sponsor partners to provide them with targeted strategic programs, accessing the fans attending Live Nation's shows. Live Nation will continue to develop and to scale new products in order to drive onsite and digital revenue.

Quint

Quint's strategy is to grow its global experiential and hospitality platform by expanding its product offerings, deepening relationships with existing partners, and pursuing new partnerships and markets. Quint seeks to leverage its experience in developing and operating premium experiential and hospitality programs to drive revenue growth, increase customer engagement, and enhance the scalability of its business. Quint integrates experiential products with travel and hospitality services, which it believes provides opportunities to increase customer value and monetization.

Quint's core business focuses on the creation, marketing, and fulfillment of experiential and hospitality offerings across sports, entertainment, and lifestyle categories. Quint believes that continued investment in product innovation, operational capabilities, and strategic partnerships will support long-term growth and profitability. Quint also seeks to expand its global footprint and pursue strategic opportunities that complement its existing platform. Quint intends to execute its strategy through the following initiatives:

- *Expand Experiential and Hospitality Programs Within Existing Partnerships.* Quint intends to expand the range and types of experiential and hospitality offerings available through its existing partnerships by introducing new products, formats, and premium access opportunities. Quint seeks to innovate its product offerings to enhance customer appeal, increase engagement, and drive repeat participation.

- *Increase Attachment of Travel and Hospitality Services.* Quint seeks to increase the attachment rates of hotel, transportation, and other travel-related services for customers purchasing experiential and hospitality products. By further integrating travel services into its offerings, Quint aims to increase average revenue per customer and provide a more comprehensive customer experience.

- *Pursue New Rightsholder Partnerships.* Quint intends to grow its portfolio of rightsholder partnerships through ongoing business development efforts and participation in request-for-proposal processes. Quint seeks to leverage its operational expertise, global capabilities, and track record to secure additional partnerships that expand its content offerings and market reach.

- *Expand Internationally.* Quint plans to continue expanding its international operations by leveraging its existing presence in Europe, the Middle East, and Australia, and by selectively pursuing opportunities in additional global markets. Quint believes its platform is adaptable across geographies and can be scaled through local partnerships and targeted investment.

- *Pursue Strategic Growth Through Mergers and Acquisitions.* Quint intends to evaluate potential mergers, acquisitions, and other strategic transactions involving complementary businesses and verticals. Quint seeks to pursue transactions that enhance its capabilities, expand its offerings, and support long-term growth, although no assurance can be given that such transactions will occur.

Results of Operations—Consolidated

General. Provided in the tables below is information regarding the historical Consolidated Operating Results and Other Income and Expense of Liberty Live.

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus filed with the SEC on November 4, 2025, as part of our Registration Statement on Form S-4 (File No. 333-288960).

Consolidated Operating Results

	Years ended December 31,	
	2025	**2024**
	amounts in thousands	
Revenue	$ 381,951	340,493
Cost of revenue (excluding stock-based compensation)	308,429	286,070
Selling, general and administrative expenses (excluding stock-based compensation and acquisition costs)	93,605	64,365
Stock-based compensation	5,529	11,007
Depreciation and amortization	26,120	27,447
Impairment of intangible assets.	—	67,066
Acquisition costs	—	812
Operating income (loss)	(51,732)	(116,274)
Interest expense.	(29,531)	(29,121)
Dividend and interest income	15,693	21,782
Share of earnings (loss) of affiliates, net.	132,689	237,666
Realized and unrealized gains (losses), net.	(161,980)	(262,733)
Gain (loss) on dilution of investment in affiliate	(1,182)	5,846
Other income (expense), net	(4,184)	(1,284)
	(48,495)	(27,844)
Net earnings (loss) before income taxes	(100,227)	(144,118)
Income tax (expense) benefit	13,093	30,034
Net earnings (loss)	$ (87,134)	(114,084)
Adjusted OIBDA.	(20,083)	(9,942)

Revenue. The Company designs and develops ticket-inclusive experiential hospitality packages (including on or off-site experiences, transportation, and hotel accommodations) to major sporting and lifestyle events held globally. Revenue increased $41,458 thousand during the year ended December 31, 2025, as compared to the prior year primarily related to increases at Formula 1, the NBA and MotoGP related programs. Revenue related to Formula 1 increased $50,078 thousand due to incremental product offerings and increased prices for hospitality and experiential packages. Revenue related to the NBA increased $6,913 thousand due to an additional international game held in Paris and growth compared to the prior year as well as incremental hospitality and experiential product offerings at NBA All Star Weekend. Revenue related to MotoGP increased $3,061 thousand due to having sales at two additional races in the current year compared to the prior year and incremental hospitality and experiential package sales. These increases in revenue were partially offset by decreased revenue related to the Kentucky Derby, hotel room packages and the Super Bowl. Revenue related to the Kentucky Derby decreased $11,288 thousand attributable to lower demand in the current year as compared to the prior year (which had increased demand related to the 150th Anniversary of the Kentucky Derby). Revenue related to hotel room packages decreased $6,648 thousand due to the discontinuation of Las Vegas Grand Prix-related hotel programs and shift in business model at certain events towards commission-based revenue. Revenue related to the Super Bowl decreased $3,225 thousand due to a reduction in experiential package offerings.

Cost of revenue, excluding stock-based compensation. Cost of revenue primarily includes the direct costs to execute and fulfill experiential packages including ticket, hospitality, hotel and transportation costs. Cost of revenue increased $22,359 thousand for the year ended December 31, 2025, compared to the prior year. The increase was primarily related to an increase of $37,977 thousand related to Formula 1, an increase of $6,519 thousand related to the NBA, and an increase of $2,976 thousand related to MotoGP, all due to the increased revenue, as discussed above. The increases were partially offset by a decrease in estimated tax compliance expense of $8,443 thousand compared to the prior year (see note 14 to the consolidated financial statements for additional information), and decreased expense related to hotel room packages of $6,821 thousand, the Kentucky Derby of $6,444 thousand and the Super Bowl of $2,007 thousand due to lower demand and experiential package offerings, as discussed above.

Selling, general and administrative expenses, excluding stock-based compensation and acquisition costs ("SG&A"). SG&A includes personnel costs, marketing costs, software license fees, commissions paid to internal and external sales representatives, interchange fees incurred on credit card transactions, professional and other advisory fees and office expenses including rent. SG&A increased $29,240 thousand for the year ended December 31, 2025, as compared to the prior year, primarily due to higher professional services fees and deal costs of $16,189 thousand related to the Split-Off and higher allocation of services from Liberty Media of $5,279 thousand at the corporate level primarily related to Liberty Media employees spending more time working on the Company related to the Split-Off. Additionally, Quint had increased personnel costs of $3,548 thousand.

Stock-based compensation. Stock-based compensation decreased $5,478 thousand for the year ended December 31, 2025, as compared to the prior year primarily related to a one-time compensation expense recorded at acquisition related to accelerated vesting of certain outstanding warrants at Quint (see note 12 to the accompanying consolidated financial statements for additional information).

Depreciation and amortization. Depreciation and amortization decreased $1,327 thousand for the year ended December 31, 2025, as compared to the prior year, primarily due to a reduction in the amortization of rightsholder relationship assets.

Impairment of intangible assets. The Company recorded a goodwill impairment loss of $67,066 thousand during the year ended December 31, 2024. See additional details about the impairment in note 7 to the accompanying consolidated financial statements.

Acquisition costs. The Company recorded acquisition costs of $812 thousand during the year ended December 31, 2024, related to the acquisition of Quint.

Adjusted OIBDA. To provide investors with additional information regarding the Company's financial results, it also discloses Adjusted OIBDA, which is a non-GAAP financial measure. Adjusted OIBDA is defined as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. Liberty Live's chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate Liberty Live's businesses and make decisions about allocating resources among Liberty Live's businesses. Liberty Live believes this is an important indicator of the operational strength and performance of Liberty Live's businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows Liberty Live to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income (loss), net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Operating income (loss)	$ (51,732)	(116,274)
Depreciation and amortization	26,120	27,447
Stock-based compensation	5,529	11,007
Impairment of intangible assets	—	67,066
Acquisition costs	—	812
Adjusted OIBDA	$ (20,083)	(9,942)

Adjusted OIBDA is summarized as follows:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Quint.	$ 12,019	(2,912)
Corporate and other	(32,102)	(7,030)
Adjusted OIBDA	$ (20,083)	(9,942)

Consolidated Adjusted OIBDA loss increased $10,141 thousand during the year ended December 31, 2025 as compared to the prior year.

Quint Adjusted OIBDA increased $14,931 thousand during the year ended December 31, 2025 as compared to the prior year. Adjusted OIBDA was impacted by the above discussed fluctuations in revenue and expenses.

Corporate and Other Adjusted OIBDA loss increased $25,072 thousand during the year ended December 31, 2025 as compared to the prior year, primarily due to increased expenses related to the Split-Off, as discussed above.

Interest expense. Interest expense remained relatively flat during the year ended December 31, 2025 as compared to the prior year.

Dividend and interest income. Dividend and interest income decreased $6,089 thousand during the year ended December 31, 2025 as compared to the prior year, primarily due to lower interest rates compared to the prior year.

Share of earnings (loss) of affiliates, net. The Company's share of earnings of affiliates decreased $104,977 thousand during the year ended December 31, 2025, as compared to the prior year. Share of earnings (loss) from affiliates is primarily attributable to the Company's ownership interest in Live Nation. Upon the Company's initial investment in Live Nation, the Company allocated the excess basis between the book basis of Live Nation and fair value of the shares acquired and ascribed remaining useful lives to amortizable intangible assets and deferred taxes. As of December 31, 2025, amortizable intangible assets had a remaining weighted average useful life of 6.1 years. Amortization related to intangible assets with identifiable useful lives is included in the Company's share of earnings (loss) of affiliates line item in the accompanying consolidated statements of operations and aggregated $19,844 thousand and $31,233 thousand, net of related taxes, for the years ended December 31, 2025 and 2024, respectively. The decrease in the Live Nation excess basis amortization is due to the full amortization of certain historical excess cost amounts ascribed to the value of amortizable intangible assets, partially offset by new layers of amortizable intangible assets added to the excess basis.

The following is a discussion of Live Nation's results of operations. Live Nation is a separate publicly traded company and additional information about Live Nation can be obtained through its website and public filings, which are incorporated by reference herein. In order to provide a better understanding of Live Nation's operations, we have included a summarized presentation of Live Nation's results from operations.

	December 31,	
	2025	2024
	amounts in millions	
Revenue	$ 25,201	23,156
Operating expenses:		
Direct operating expenses	(18,763)	(17,381)
Selling, general and administrative expenses	(4,092)	(4,043)
Depreciation and amortization	(639)	(550)
Corporate and other expenses	(456)	(357)
Operating income (loss)	1,251	825
Interest expense	(316)	(326)
Interest income	150	156
Other income (expense), net	(54)	84
Earnings (loss) before income taxes	1,031	739
Income tax (expense) benefit	(340)	392
Net earnings (loss)	691	1,131
Less net earnings (loss) attributable to noncontrolling interests	195	235
Net earnings (loss) attributable to Live Nation stockholders	$ 496	896

Revenue. Live Nation's revenue increased $2.0 billion during the year ended December 31, 2025, as compared to the prior year, primarily due to increased concert, ticketing, and sponsorship and advertising revenue. Concerts revenue increased $1.8 billion during the year ended December 31, 2025, as compared to the prior year, primarily due to more stadium shows and fans. Concerts had incremental revenue of $534 million during 2025 from acquisitions and new venues. Ticketing revenue increased $93 million during the year ended December 31, 2025, as compared to the prior year, primarily due to higher primary ticket sales for concerts. Sponsorship & Advertising revenue increased $134 million during the year ended December 31, 2025, as compared to the prior year, primarily due to increased sponsorship activity in the United States ("U.S.") and international markets, notably for naming rights and sponsorship deals attached to new venues. In addition, new and expanded digital platform integrations in the U.S. and increased partnerships in European markets contributed to higher revenue during 2025.

Operating Income. Operating income increased $426 million during the year ended December 31, 2025, as compared to the prior year. The increase was primarily due to an increase in operating income in the Concerts segment of $468 million, related to higher revenue as discussed above, partially offset by higher direct operating expenses to support more stadium shows and fan growth at concerts. The remaining change in the Concerts segment is primarily associated with the nonrecurring Astroworld loss contingencies in the prior year. The overall increase in operating income is also due to an increase in the Sponsorship & Advertising segment of $82 million, primarily related to the increase in revenue discussed above. These increases were partially offset by higher certain acquisition expenses of $88 million.

Other income (expense), net. For the year ended December 31, 2025, other expense, net was $54 million, which primarily consisted of foreign exchange rate losses. For the year ended December 31, 2024, other income, net was $84 million which primarily consisted of mark-to-market adjustments for nonconsolidated affiliates.

Income Taxes. For the year ended December 31, 2025, Live Nation had a net tax expense of $340 million on income before income taxes of $1.0 billion compared to a net tax benefit of $392 million on income before income taxes of $739 million for 2024. In 2025, the net income tax expense consisted of $49 million of tax expense related to U.S. federal income taxes, $277 million of tax expense related to foreign entities and $14 million of tax expense related to state and local income taxes. The net increase in tax expense of $732 million is primarily related to the release of valuation allowances in 2024, due to changes in judgment regarding the realizability of certain deferred tax assets. The remaining change in tax expense is due to increased operational results in tax paying jurisdictions during 2025.

Realized and unrealized gains (losses), net. Realized and unrealized gains (losses), net are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Equity securities	$ (11,857)	(7,136)
Financial instrument liabilities	(20,265)	(11,716)
Debt	(129,858)	(243,881)
	$ (161,980)	(262,733)

The changes in these accounts are primarily due to changes in market factors and changes in the fair value of the underlying stocks or financial instruments to which these related (see note 8 to the accompanying consolidated financial statements for additional discussion related to debt).

Gain (loss) on dilution of investment in affiliate. The gain on dilution of investment in affiliate decreased $7,028 thousand during the year ended December 31, 2025, as compared to the prior year, primarily due to a decrease in the issuance of Live Nation common stock from the exercise of stock options and restricted stock units held by employees and other third parties compared to the prior year.

Other income (expense), net. Other expense, net increased $2,900 thousand during the year ended December 31, 2025, as compared to the same period in the prior year, primarily due to tax sharing expense with Liberty Media of $3.7 million in the current period.

Income taxes. Earnings (loss) before income taxes, income tax (expense) benefit, and the effective tax rates for the years ended December 31, 2025 and 2024 are summarized below:

	Years ended December 31,	
	2025	2024
Earnings (loss) before income taxes	$ (100,227)	(144,118)
Income tax (expense) benefit	$ 13,093	30,034
Effective income tax rate	13%	21%

During the year ended December 31, 2025, income tax benefit was less than the U.S. statutory rate of 21% primarily due to costs incurred in connection with the Split-Off that are not deductible for tax purposes.

During the year ended December 31, 2024, income tax benefit did not materially differ from the U.S. statutory rate of 21% due to state income tax benefits on losses, offset by earnings in foreign jurisdictions taxed at rates higher than the 21% U.S. federal rate.

Net earnings (loss). The Company had net losses of $87,134 thousand and $114,084 thousand for the years ended December 31, 2025 and 2024, respectively. The change in net earnings (loss) was the result of the fluctuations in Liberty Live's revenue, expenses and other gains and losses, as described above.

Liquidity and Capital Resources

As of December 31, 2025, the Company's liquidity position included the following:

	Cash and cash equivalents
	amounts in thousands
Quint.	$ 101,133
Corporate and other.	444,361
Total Liberty Live	$ 545,494

Substantially all of its cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments. As of December 31, 2025, Quint had approximately $16.3 million of cash and cash equivalents held in foreign subsidiaries that is available for domestic purposes with no significant tax consequences upon repatriation to the U.S.

The following are potential sources of liquidity: available cash balances, cash generated by Quint operating activities (to the extent such cash exceeds Quint's working capital needs and is not otherwise restricted), net proceeds from asset sales, debt borrowings, available borrowing capacity under a margin loan secured by shares of Live Nation (the "Live Nation Margin Loan"), the 2025 Forward Contracts (as defined in note 8 to the accompanying consolidated financial statements) and interest and dividend receipts.

As of December 31, 2025, the Company had $400 million available under the Live Nation Margin Loan. The Company is in compliance with all financial debt covenants as of December 31, 2025.

	Years ended December 31,	
	2025	2024
Cash Flow Information	amounts in thousands	
Net cash provided (used) by operating activities	$ (29,455)	(25,228)
Net cash provided (used) by investing activities	$ (3,477)	(97,514)
Net cash provided (used) by financing activities	$ 167,764	227,832

During the year ended December 31, 2025, the Company's primary use of cash was for operations, including cash paid for interest expense, as well as minimum guaranteed payments on rightsholder relationships of $6,414 thousand and investments in equity securities of $3,331 thousand. During the year ended December 31, 2025, the Company's primary source of cash was a contribution from Liberty Media of $171,672 thousand related to the Split-Off.

The Company's projected uses of cash in 2026, outside of normal operating expenses (inclusive of tax payments), are interest payments of approximately $29,313 thousand and fees to Liberty Media for providing certain services pursuant to the Ancillary Agreements. The Company expects to fund its projected uses of cash with cash on hand, cash provided by operations, and debt borrowings under the Live Nation Margin Loan. Liberty Live believes that the available sources of liquidity are sufficient to cover its projected future uses of cash.

Off-Balance Sheet Arrangements and Material Cash Requirements

Information concerning the amount and timing of material cash requirements, both accrued and off- balance sheet, as of December 31, 2025, is summarized below

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
		amounts in thousands			
Material cash requirements					
Long-term debt (1)	$ 1,150,000	—	—	—	1,150,000
Interest payments (2)	763,303	29,313	58,006	54,625	621,359
Rightsholder relationships (3)	27,911	9,373	18,538	—	—
Purchase orders and other obligations (4)	29,849	24,465	3,354	2,030	—
Total	$ 1,971,063	63,151	79,898	56,655	1,771,359

(1) Amounts are stated at the face amount at maturity and do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on the Company's outstanding debt at December 31, 2025 and (ii) assume that its existing debt is repaid at maturity.

(3) Quint has entered into contracts with various rightsholders to obtain the ability to utilize the rightsholders' intellectual property (logos, brand names, etc.) and to gain access to ticket inventory in order to sell event experiential packages under the rightsholders' brand. The commitments included within this table represent the minimum guaranteed payments to be made to the rightsholders.

(4) Amounts due in less than one year primarily relate to open purchase orders at Quint. Amounts in other periods primarily relate to operating leases at Quint.

Critical Accounting Estimates

The preparation of Liberty Live's consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that Liberty Live believes are critical to its consolidated financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Application of the Equity Method of Accounting for Investments in Affiliates. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, to investors other than the Company, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investments to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statement of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment.

Non-Financial Instrument Valuations. Liberty Live's non-financial instrument valuations are primarily comprised of its annual assessment of the recoverability of its goodwill, and its evaluation of the recoverability of its other long-lived assets upon certain triggering events. If the carrying value of Liberty Live's long- lived assets exceeds their estimated fair value, Liberty Live is required to write the carrying value down to fair value. Any such writedown is included in impairment of intangible assets in the consolidated statement of operations. Judgment is required to estimate the fair value of Liberty Live's intangible assets. Liberty Live may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. Liberty Live may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the judgment involved in Liberty Live's estimation techniques, any value ultimately derived from Liberty Live's intangible assets may differ from its estimate of fair value.

As of December 31, 2025, the Company had $127,367 thousand of goodwill. The Company's goodwill is allocated to the Quint reportable segment. The Company performs its annual assessment of the recoverability of its indefinite-lived intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry-specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The Company performed a quantitative analysis of Quint during the fourth quarter of 2024. Based on near-term business trends and their impact on long-term assumptions, we concluded that the estimated fair value of Quint was less than its carrying value. As a result, Quint recognized a goodwill impairment loss of $67,066 thousand during the year ended December 31, 2024. The fair value was determined using a discounted cash flow (income approach) calculation (Level 3).

Due to the recent goodwill impairment loss recorded, Quint's carrying value approximates its estimated fair value as of December 31, 2025. The Company will continue to monitor Quint's business performance versus the current and updated long-term forecasts, among other relevant considerations, to determine if the carrying value of its assets (including goodwill and other intangible assets) is appropriate. Declines in forecasted revenue, cash flows, or other factors could result in a sustained decrease in fair value that may result in a determination that carrying value adjustments are required, which could be material.

Income Taxes. The Company is required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in its consolidated financial statements or tax returns for each taxing jurisdiction in which the Company operates. This process requires the Company's management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that it enters into. Based on these judgments, the Company may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Company operates, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on the Company's financial position.

Quantitative and Qualitative Disclosures about Market Risk.

Liberty Live is exposed to market risk in the normal course of business due to ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. Liberty Live has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

Liberty Live is exposed to changes in interest rates primarily as a result of its borrowing activities, which include fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of its long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. Liberty Live manages its exposure to interest rates by maintaining what it believes is an appropriate mix of fixed and variable rate debt, when applicable. Liberty Live believes this best protects its business from interest rate risk. Liberty Live may achieve this mix by (i) issuing fixed rate debt that it believes has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates, and (iii) entering into interest rate swap arrangements when deemed appropriate.

As of December 31, 2025, Liberty Live had $1,150,000 thousand principal amount of fixed rate debt with a weighted average interest rate of 2.375%, and no outstanding variable rate debt.

The Company is exposed to changes in stock prices primarily as a result of our significant holding in Live Nation (an equity method affiliate). We continually monitor changes in stock markets, in general, and changes in the stock price of Live Nation, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk. These instruments are recorded at fair value based on option pricing models and other appropriate methods.

Additionally, our stock in Live Nation is not reflected at fair value in our balance sheet. This security is also subject to market risk that is not directly reflected in our financial statements, and had the market price of such security been 10% lower at December 31, 2025, the aggregate value of such security would have been $992,442 thousand lower.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty Live are included herein, beginning on Page F-17.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the Company's quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management's Assessment Regarding Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the Jump Start Our Businesses Act.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Liberty Live Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Live Holdings, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2025.

Denver, Colorado
February 26, 2026

LIBERTY LIVE HOLDINGS, INC.

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets	amounts in thousands	
Current assets:		
Cash and cash equivalents	$ 545,494	402,641
Trade and other receivables, net	30,372	20,055
Prepaid assets	44,163	38,093
Other current assets	9,435	11,587
Total current assets	629,464	472,376
Investments in equity securities	162,066	173,349
Investments in equity affiliates, accounted for using the equity method	624,278	430,435
Goodwill (note 7)	127,367	125,495
Intangible assets subject to amortization, net (note 7)	118,605	141,782
Deferred tax assets (note 9)	183,944	234,097
Other assets, at cost, net of accumulated amortization	43,169	7,492
Total assets	1,888,893	1,585,026
Liabilities and Equity		
Current liabilities:		
Accounts payable	11,521	16,284
Accrued liabilities	36,436	34,610
Deferred revenue	154,997	126,752
Current portion of debt, measured at fair value (note 8)	1,666,546	—
Financial instrument liabilities (note 5)	20,265	—
Related party liabilities (note 11)	2,722	8,786
Other current liabilities	4,234	1,067
Total current liabilities	1,896,721	187,499
Long-term debt, measured at fair value (note 8)	—	1,556,399
Other liabilities	19,307	18,250
Total liabilities	1,916,028	1,762,148
Equity:		
Series A Liberty Live Group common stock, $.01 par value. Authorized 521,400,000 shares; issued and outstanding 25,573,685 and zero at December 31, 2025 and December 31, 2024, respectively	256	—
Series B Liberty Live Group common stock, $.01 par value. Authorized 19,552,500 shares; issued and outstanding 2,530,951 and zero at December 31, 2025 and December 31, 2024, respectively	25	—
Series C Liberty Live Group common stock, $.01 par value. Authorized 521,400,000 shares; issued and outstanding 63,826,864 and zero at December 31, 2025 and December 31, 2024, respectively	638	—
Former parent's investment	—	256,874
Additional paid-in capital	403,647	—
Accumulated other comprehensive earnings (loss), net of taxes	(16,561)	(86,139)
Retained earnings (accumulated deficit)	(437,086)	(369,970)
Total equity (deficit)	(49,081)	(199,235)
Noncontrolling interests in equity of subsidiaries	21,946	22,113
Total equity (deficit)	(27,135)	(177,122)
Commitments and contingencies (note 14)		
Total liabilities and equity	$ 1,888,893	1,585,026

See accompanying notes to consolidated financial statements.

LIBERTY LIVE HOLDINGS, INC.

Consolidated Statements Of Operations

Years ended December 31, 2025 and 2024

	2025	2024
	amounts in thousands, except per share amounts	
Revenue, net	$ 378,077	334,725
Related party revenue, net (note 11)	3,874	5,768
Total revenue, net	381,951	340,493
Operating costs and expenses:		
Cost of revenue, including stock-based compensation.	215,913	224,347
Related party cost of revenue (note 11).	92,516	68,888
Selling, general and administrative expenses, including stock-based compensation and acquisition costs	99,134	69,019
Depreciation and amortization.	26,120	27,447
Impairment of intangible assets (note 7).	—	67,066
	433,683	456,767
Operating income (loss)	(51,732)	(116,274)
Other income (expense):		
Interest expense.	(29,531)	(29,121)
Dividend and interest income	15,693	21,782
Share of earnings (loss) of affiliates, net (note 6).	132,689	237,666
Realized and unrealized gains (losses), net (note 5).	(161,980)	(262,733)
Gain (loss) on dilution of investment in affiliate	(1,182)	5,846
Other income (expense), net	(4,184)	(1,284)
	(48,495)	(27,844)
Earnings (loss) before income taxes	(100,227)	(144,118)
Income tax (expense) benefit (note 9).	13,093	30,034
Net earnings (loss).	(87,134)	(114,084)
Less net earnings attributable to noncontrolling interests	(167)	(1,320)
Net earnings (loss) attributable to Liberty Live	$ (86,967)	(112,764)
Basic net earnings (loss) attributable to Series A, Series B and Series C Liberty Live Group shareholders per common share (note 2)	$ (0.95)	(1.23)
Diluted net earnings (loss) attributable to Series A, Series B and Series C Liberty Live Group shareholders per common share (note 2)	$ (0.95)	(1.23)

See accompanying notes to consolidated financial statements.

LIBERTY LIVE HOLDINGS, INC.

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2025 and 2024

		2025	2024
		amounts in thousands	
Net earnings (loss).	$	(87,134)	(114,084)
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments		2,402	(1,776)
Credit risk on fair value debt instruments gains (losses)		15,473	(54,266)
Share of other comprehensive earnings (loss) of equity affiliates.		51,703	(85,810)
Recognition of previously unrealized (gains) losses on debt.		—	1,369
Other comprehensive earnings (loss)		69,578	(140,483)
Comprehensive earnings (loss).		(17,556)	(254,567)
Less comprehensive earnings (loss) attributable to the noncontrolling interests.		(167)	(1,320)
Comprehensive earnings (loss) attributable to Liberty Live	$	(17,389)	(253,247)

See accompanying notes to consolidated financial statements.

LIBERTY LIVE HOLDINGS, INC.

Consolidated Statements Of Cash Flows

Years ended December 31, 2025 and 2024

	2025	2024
	amounts in thousands	
Cash flows from operating activities:		
Net earnings (loss)	$ (87,134)	(114,084)
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	26,120	27,447
Impairment of intangible assets	—	67,066
Stock-based compensation	5,529	11,007
Share of (earnings) losses of affiliate, net	(132,689)	(237,666)
(Gain) loss on dilution of investment in affiliates	1,182	(5,846)
Realized and unrealized (gains) losses, net	161,980	262,733
Deferred income tax expense (benefit)	(15,415)	(30,848)
Minimum guaranteed rightsholder relationships expense	5,850	4,616
Other, net	4,671	2,891
Changes in operating assets and liabilities		
Decrease (increase) in accounts receivable	(10,317)	4,833
Decrease (increase) in prepaid expenses	(6,070)	(5,560)
Decrease (increase) in other assets	(1,899)	(2,583)
(Decrease) increase in trade accounts payable and accrued liabilities	(3,385)	(17,014)
(Decrease) increase in deferred revenue	27,309	4,132
(Decrease) increase in amounts due to/from related parties, net	(6,064)	6,386
(Decrease) increase in other liabilities	877	(2,738)
Net cash provided (used) by operating activities	(29,455)	(25,228)
Cash flows from investing activities:		
Proceeds from sale of investments	194	108,275
Cash (paid) received for acquisitions, net of cash acquired	—	(205,211)
Investments in equity securities	(3,331)	(250)
Other investing activities, net	(340)	(328)
Net cash provided (used) by investing activities	(3,477)	(97,514)
Cash flows from financing activities:		
Repayments of debt	—	(71,484)
Parent contribution	2,297	305,259
Cash received from Liberty Media in Split-Off	171,672	—
Minimum guaranteed payments on rightsholder relationships	(6,414)	(4,616)
Other financing activities, net	209	(1,327)
Net cash provided (used) by financing activities	167,764	227,832
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	1,156	(513)
Net increase (decrease) in cash, cash equivalents and restricted cash	135,988	104,577
Cash, cash equivalents and restricted cash at beginning of period	409,506	304,929
Cash, cash equivalents and restricted cash at end of period	$ 545,494	409,506

See accompanying notes to consolidated financial statements.

LIBERTY LIVE HOLDINGS, INC.

Consolidated Statement Of Equity

Years ended December 31, 2025 and 2024

	Liberty Live Group Common Stock			Former Parent's Investment (deficit)	Additional paid-in capital	Accumulated other comprehensive earnings (loss), net of taxes	Retained earnings (accumulated deficit)	Noncontrolling interest in equity of subsidiaries	Total equity (deficit)
	Series A	Series B	Series C			amounts in thousands			
Balance at December 31, 2023	—	—	—	(44,534)	—	54,344	(257,206)	23,433	(223,963)
Net earnings (loss)	—	—	—	—	—	—	(112,764)	(1,320)	(114,084)
Other comprehensive earnings (loss)	—	—	—	—	—	(140,483)	—	—	(140,483)
Stock-based compensation	—	—	—	3,842	—	—	—	—	3,842
Contributions (to) from former parent, net	—	—	—	305,259	—	—	—	—	305,259
Withholding on net-share settlements	—	—	—	(3,649)	—	—	—	—	(3,649)
Share of Live Nation sales (purchases) of noncontrolling interests	—	—	—	(7,132)	—	—	—	—	(7,132)
Other	—	—	—	3,088	—	—	—	—	3,088
Balance at December 31, 2024	$ —	—	—	256,874	—	(86,139)	(369,970)	22,113	(177,122)
Net earnings (loss)	—	—	—	—	—	—	(86,967)	(167)	(87,134)
Other comprehensive earnings (loss)	—	—	—	—	—	69,578	—	—	69,578
Change in capitalization in connection with Split-Off	256	25	638	(404,575)	403,656	—	—	—	—
Contributions (to) from former parent, net	—	—	—	167,345	—	—	—	—	167,345
Stock-based compensation	—	—	—	5,012	517	—	—	—	5,529
Withholding on net-share settlements	—	—	—	(2,005)	—	—	—	—	(2,005)
Share of Live Nation sales (purchases) of noncontrolling interests	—	—	—	(7,021)	(617)	—	—	—	(7,638)
Share of Live Nation change in accounting policy (note 6)	—	—	—	—	—	—	2,092	—	2,092
Other	—	—	—	(15,630)	91	—	17,759	—	2,220
Balance at December 31, 2025	$ 256	25	638	—	403,647	(16,561)	(437,086)	21,946	(27,135)

See accompanying notes to consolidated financial statements.

LIBERTY LIVE HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

(1) Basis of Presentation

In November 2024, the board of directors of Liberty Media Corporation ("Liberty Media") authorized Liberty Media management to pursue a plan to split off the Liberty Live Group (the "Split-Off"), which was completed on December 15, 2025. Immediately prior to effecting the Split-Off, Liberty Media's subsidiary, QuintEvents, LLC ("Quint"), interests in certain private assets and $171.7 million of cash were reattributed from Liberty Media's Formula One Group to its Liberty Live Group in exchange for interests in certain other private assets. Liberty Media effected the Split-Off through the redemption of Liberty Media's Liberty Live common stock in exchange for Liberty Live Group common stock of a newly formed company called Liberty Live Holdings, Inc. ("Liberty Live" or the "Company"). Liberty Media redeemed each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of Liberty Live Group common stock of Liberty Live.

Liberty Live beneficially owns approximately 69.6 million shares of Live Nation Entertainment, Inc. ("Live Nation") common stock, Quint, interests in certain private assets, corporate cash and debt obligations.

The accompanying consolidated financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and represent a combination of the historical financial information of Quint and the Liberty Live Group. Although Liberty Live was reported as a combined company until the date of the Split-Off, all periods reported herein are referred to as consolidated. These financial statements refer to the consolidation of businesses, assets and liabilities to be included in Liberty Live as, "Liberty Live," "the Company," "us," "we" and "our" in the notes to the consolidated financial statements. The Split-Off was accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty Live common stock. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Description of Business

Quint

Quint is a leading global provider of premium sports and entertainment experiences. Through exclusive rights agreements with sports leagues, event organizers, and governing bodies, Quint designs, develops, and sells official ticket-inclusive hospitality and single to multi-day experiential packages that may include on or off-site experiences, transportation, and hotel accommodations, with involvement of Quint personnel throughout the multi-day experiences. Quint's solutions are marketed to both individual consumers and corporate clients seeking premium access to live events.

Quint's services also include event management, travel logistics, digital platform development, customer service, and the fulfillment of all associated hospitality and travel arrangements.

Quint revenue is seasonal due to its highest revenue earning events taking place during the second and fourth quarters each year.

Live Nation

Live Nation is one of the largest live entertainment companies in the world, and the largest producer of live music concerts in the world, based on total fans that attend Live Nation events as compared to events of other promoters. Live Nation is one of the world's leading artist management companies based on the number of artists represented. Live Nation's artist management companies manage music artists and acts across all music genres. Live Nation is one of the world's leading live entertainment ticketing sales and marketing companies, based on the number of tickets it sells. Live Nation's global footprint is one of the world's largest music advertising networks for corporate brands and includes one of the world's leading ecommerce websites based on a comparison of gross sales of top internet retailers.

Terms of Live Nation Investment

At December 31, 2025, we beneficially owned approximately 69.6 million shares of Live Nation common stock ("LYV"), which represented approximately 30% of the issued and outstanding shares of Live Nation as of December 31, 2025.

Under our stockholders agreement with Live Nation, we have the right to nominate two directors (one of whom must qualify as an independent director) to the Live Nation board of directors, currently comprised of 12 directors, for so long as our ownership interest provides us with not less than 5% of the total voting power of Live Nation's equity securities. We also have the right to cause one of our nominees to serve on the audit committee and the compensation committee of the Live Nation board of directors, provided they meet the independence and other qualifications for membership on those committees. Live Nation has waived the director independence requirement with respect to our nominees to the Live Nation board of directors, and we have waived our right to cause one of our nominees to serve on the audit and compensation committees of the board of directors of Live Nation.

We have agreed under the stockholders agreement not to acquire beneficial ownership of Live Nation equity securities that would result in our having in excess of the Applicable Percentage (as defined below) of the voting power of Live Nation's equity securities. The "Applicable Percentage" initially is 35% and is subject to decrease for specified transfers of our Live Nation stock. We have been exempted from the restrictions on business combinations set forth in Section 203 of the General Corporation Law of the State of Delaware, and Live Nation has agreed in the stockholders agreement not to take certain actions that would materially and adversely affect our ability to acquire Live Nation securities representing up to the Applicable Percentage.

Split-Off of Liberty Live from Liberty Media

Following the Split-Off, Liberty Media and Liberty Live operate as separate, publicly traded companies, and neither has any continuing stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Liberty Media and Liberty Live entered into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements include a services agreement, an aircraft time sharing agreement, and a facilities sharing agreement (the "Ancillary Agreements") in addition to a reorganization agreement and a tax sharing agreement.

The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Liberty Live and Liberty Media with respect to and resulting from the Split-Off. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty Media and Liberty Live and other agreements related to tax matters. Pursuant to the tax sharing agreement, the Company has a tax sharing receivable of $37.1 million, of which $1.3 million is recorded in other current assets on the consolidated balance sheet and $35.8 million is recorded in other assets on the consolidated balance sheet as of December 31, 2025.

Pursuant to the services agreement, Liberty Media provides Liberty Live with general and administrative services including legal, tax, accounting, treasury and investor relations support. Liberty Live reimburses Liberty Media for direct, out-of-pocket expenses and pays a services fee to Liberty Media under the services agreement that is subject to adjustment quarterly, as necessary. Under the facilities sharing agreement, Liberty Live shares office space with Liberty Media and related amenities at Liberty Media's corporate headquarters. The aircraft time sharing agreement provides for Liberty Media to lease its aircraft to Liberty Live for use on a periodic, non-exclusive time sharing basis.

A portion of Liberty Media's general and administrative expenses, including legal, tax, accounting, treasury and investor relations support was previously allocated to the Liberty Live Group each reporting period based on an estimate of time spent. The Liberty Live Group paid $25.8 million and $5.2 million during the years ended December 31, 2025 and 2024, respectively, for shared services and other directly incurred expenses, which are reflected in the consolidated statements of operations in selling, general and administrative expenses. Future amounts allocated to Liberty Live through the Ancillary Agreements are expected to be approximately $9.0 million annually. Additionally, Liberty Live expects to incur corporate overhead expenses primarily related to being a standalone public company of approximately $8.0 million annually.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. The Company maintains deposits held in money market fund accounts that are measured at fair value (level 1). The balance held in money market funds as of December 31, 2025 and 2024, was $507,389 thousand and $335,345 thousand, respectively.

Prepaid Assets

Quint has prepaid assets that primarily consist of pre-purchased event tickets along with other prepaid assets related to delivering experiential programs to its customers. In the event that Quint cannot utilize the prepaid assets or to the extent such assets will be sold at an amount that is less than the cost to purchase, Quint records an impairment expense through cost of revenue in the consolidated statements of operations.

Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Accounts Receivable and Contract Assets, net of Allowance for Credit Losses

An account receivable is recorded when there is an unconditional right to consideration based on a contract with a customer. For certain types of contracts with customers, the Company may recognize revenue in advance of the contractual right to invoice the customer, resulting in an amount recorded to contract assets. Once the Company has an unconditional right to consideration under these contracts, the contract assets are reclassified to accounts receivable.

The Company applies the expected credit loss methodology in estimating its allowance for credit losses by first considering historical losses and adding consideration of current market conditions, the customers' financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

A summary of activity in the allowance for credit losses is as follows:

	Balance beginning of year	Additions Charged to expense	Deductions-write-offs	Balance end of year
	amounts in thousands			
2025	$ 1,382	51	(377)	1,056
2024	$ —	2,517	(1,135)	1,382

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings.

The Company generally enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash flow hedge is reported in earnings.

Investments in Equity Securities

All marketable equity securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.

The Company performs a qualitative assessment for equity securities without readily determinable fair values each reporting period to determine whether the security could be impaired. If the qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investments, and, to the extent the security's fair value is less than its carrying value, an impairment is recorded in the consolidated statements of operations.

Investments in Equity Affiliates, Accounted for Using the Equity Method

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. When applicable, this excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, are recognized in the statement of operations through the Gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in Share of earnings (losses) of affiliates in our consolidated statements of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As Liberty Live does not control the decision making process or business management practices of our affiliates accounted for using the equity method, Liberty Live relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Live relies on the audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliate. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Live's consolidated financial statements. See note 6 for additional discussion regarding our investment in Live Nation.

Intangible Assets

Goodwill is not amortized, but instead is tested for impairment at least annually. The annual impairment assessment of the Company's goodwill is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Rightsholder Relationships

Quint enters into contracts with various rightsholders to obtain the ability to utilize the rightsholders' intellectual property (logos, brand names, etc.) and to gain access to ticket inventory in order to sell event experiential packages under the rightsholders' brand. Generally, the contracts are multi-year arrangements in which Quint pays an annual fee to obtain the right to sell event experiential packages and separately purchases event tickets from the rightsholder. The annual fee Quint will pay over the contractual term to obtain the right to sell event experiential packages is capitalized and accounted for as an intangible asset (amortized through cost of revenue) along with a corresponding liability. Substantially all of Quint's rightsholder relationships were initially recorded at fair value as part of the acquisition of Quint (see note 4), and amortization related to these rightsholder relationships is recorded in depreciation and amortization in the consolidated statements of operations. Any event tickets purchased are included within prepaid assets on the consolidated balance sheets.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate.

Management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. Sales, value add, and other taxes, when collected concurrently with revenue producing activities, are excluded from revenue. Incremental costs of obtaining a contract are expensed when the amortization period of the asset is one year or less. To the extent the incremental costs of obtaining a contract relate to a period greater than one year, the Company capitalizes and amortizes such incremental costs in a manner that is consistent with the transfer to the customer of the goods or services to which the asset relates. If, at contract inception, we determine the time period between when we transfer a promised good or service to a customer and when the customer pays us for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component. To the extent that an event is cancelled and the Company can't deliver on its performance obligation, the Company will provide a credit to the customer to be used towards a future event.

Nature of Service and Products

Quint generates revenue primarily through the sale of multi-day experiential packages for sports and entertainment experiences with such experiential packages being designed and developed around a ticket- inclusive hospitality package for customers that are seeking access to premium live events. To a much smaller extent, Quint also generates revenue from single-day experiential packages that are similar to the multi-day packages. The multi-day experiential packages may also include on or off-site experiences, transportation, and hotel accommodations, which are all curated and delivered by Quint while the single-day experiential packages may include the same items except that hotel accommodations are generally not included for single-day experiential packages.

Revenue from multi-day experiential packages is recognized over time using a time-based output method as the events occur since the customer simultaneously receives and consumes the benefits provided by Quint's performance over the multi-day period. Although each of the services provided throughout each day of a multi-day experiential package are considered distinct performance obligations, Quint generally accounts for each of the distinct performance obligations as a series resulting in a single performance obligation for each service provided over the multi-day experiential package. Revenue from single-day experiential packages is recognized at a point in time. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer (transaction price).

Arrangements with Multiple Performance Obligations

Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative stand-alone selling prices of the promised products or services underlying each performance obligation. The Company determines stand-alone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable, the Company estimates the stand-alone selling price considering available information, such as market conditions and internal pricing guidelines related to the performance obligations.

Contract Balances

When consideration is received from a customer prior to transferring services to the customer under the terms of a contract, deferred revenue is recorded. Quint's customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying consolidated statements of operations as the services are provided.

As of January 1, 2025 the Company had total deferred revenue of $126,752 thousand. During the year ended December 31, 2025, $126,723 thousand was recognized as revenue. As of January 1, 2024, the Company had total deferred revenue of zero. Subsequent to the acquisition of Quint on January 2, 2024, the Company had total deferred revenue of $122,620 thousand. During the year ended December 31, 2024, $122,031 thousand was recognized as revenue. Changes in the deferred revenue balance for the Company during 2025 and 2024 were not materially impacted by other factors.

A portion of the total transaction price is related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $5,335 thousand in 2026, and all amounts in years thereafter are considered immaterial.

Principal versus Agent

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service. Quint primarily acts as the principal for its experiential packages that it designs and develops around a ticket-inclusive hospitality package (including on or off-site experiences, transportation, and hotel accommodations) as in most cases it purchases these items and bears the risk of loss, therefore, the related revenues and costs are recorded on a gross basis. For arrangements where Quint acts as the agent, the related revenues and costs are recorded on a net basis.

Practical Expedients

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced. The majority of the Company's performance obligations have expected durations of one year or less.

Cost of Revenue

Cost of revenue primarily includes the direct costs to execute and deliver Quint's experiential packages that it designs and develops around a ticket-inclusive hospitality package including on- or off-site experiences, transportation and hotel accommodations.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs aggregated $3,907 thousand and $4,314 thousand for the years ended December 31, 2025 and 2024, respectively, and were recorded in the selling, general and administrative expenses line in the consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 12, Liberty Media and the Company have granted to their directors and employees, certain equity-classified awards (collectively, "Awards"). The Company measures the cost of employee services received in exchange for Awards based on the grant date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). The Company estimates grant date fair value using the Black-Scholes valuation model.

LIBERTY LIVE HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2025 and 2024

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it is more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Earnings (Loss) per Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) attributable to Liberty Live shareholders by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from diluted EPS for the year ended December 31, 2025 are 807 thousand potential common shares because their inclusion would have been antidilutive.

The Company issued 91.9 million common shares, which is the aggregate number of shares of Series A, Series B and Series C Liberty Live Group common stock issued in connection with the Split-Off on December 15, 2025. The number of shares issued upon completion of the Split-Off was used to determine both basic and diluted earnings (loss) per share for the year ended December 31, 2024, as no Company equity awards were outstanding prior to the completion of the Split-Off.

	Year ended December 31, 2025
	number of shares in thousands
Basic WASO	91,930
Potentially dilutive shares (1)	541
Diluted WASO.	92,471

(1) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) application of the equity method of accounting for investments in affiliates (ii) fair value of non-financial instruments and (iii) accounting for income taxes to be its most significant estimates.

Reclasses and adjustments

Certain prior period amounts have been reclassified for comparability with current period presentation. The Company reclassed certain immaterial amounts from accounts payable and other current liabilities to amounts due to related parties in the consolidated balance sheets as of December 31, 2025 and 2024. Additionally, the Company reclassed certain immaterial amounts within changes in operating assets and liabilities within the cash flows from operating activities section in the consolidated statement of cash flows for the year ended December 31, 2024. These changes had no impact on the subtotals for any of the sections of the consolidated balance sheets or the consolidated statements of cash flows.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Foreign Currency Translation

The functional currency of the Company is the U.S. Dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings (loss) in stockholders' equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. These realized and unrealized gains and losses are reported in the other, net line item in the consolidated statements of operations.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to debt credit risk adjustments, foreign currency translation adjustments, and the Company's share of the comprehensive earnings (loss) of our equity method affiliates.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income (loss) attributable to the shareholders and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

LIBERTY LIVE HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2025 and 2024

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories at interim and annual reporting periods ("ASU 2024-03"). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of ASU 2024-03 on the related disclosures.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"), which requires more detailed income tax disclosures. ASU 2023-09 requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The Company adopted ASU 2023-09 retrospectively during the fourth quarter of 2025. See note 9 for additional information about income taxes.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	December 31,	
	2025	**2024**
	amounts in thousands	
Cash paid for acquisitions:		
Fair value of assets acquired	$ —	66,479
Intangible assets not subject to amortization	—	194,270
Intangible assets subject to amortization	—	170,078
Net liabilities assumed	—	(206,052)
Deferred tax assets (liabilities)	—	(19,564)
Cash paid (received) for acquisitions, net of cash acquired	$ —	205,211
Cash paid for interest	$ 29,445	29,619
Cash paid for taxes, net of refunds		
Federal		
United States	—	—
State and local		
Other States	78	—
Foreign		
United Kingdom	578	799
Other	79	17
Cash paid (refunds received) for income taxes, net of refunds	$ 735	816

The following table reconciles cash and cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,	
	2025	2024
	amounts in thousands	
Cash and cash equivalents	$ 545,494	402,641
Restricted cash included in other current assets	—	6,865
Total cash, cash equivalents and restricted cash	$ 545,494	409,506

(4) Acquisition

On January 2, 2024, Liberty Media completed the acquisition of 100% of the equity interest in Quint.

The total consideration transferred was $271.5 million, comprised of $257.2 million of cash and $14.3 million of replacement warrants. In connection with the acquisition, Quint issued replacement warrants valued in total at $21,499 thousand, of which, $14,334 thousand was included as part of the total consideration transferred and $7,165 thousand related to the post acquisition period. The $7,165 thousand in replacement warrants value related to the post acquisition period was expensed immediately in the consolidated statement of operations given there was no further vesting required. Such amount is recorded as stock-based compensation included within cost of revenue in the consolidated statements of operations for the year ended December 31, 2024.

The final acquisition price allocation for Quint is as follows (amounts in thousands):

Cash and cash equivalents	$ 66,259
Receivables	24,783
Goodwill	194,270
Intangible assets subject to amortization	170,078
Other assets	41,696
Deferred revenue	(122,620)
Other liabilities assumed	(83,432)
Deferred tax liabilities	(19,564)
Total purchase consideration	$ 271,470

Goodwill is calculated as the excess of the consideration transferred over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, value associated with future customers, continued innovation and noncontractual relationships. Quint amortizable intangible assets were comprised of rightsholder relationships and other intangible assets of $166.4 million and $3.7 million with a weighted average remaining life of approximately 9.3 years and 1.1 years, respectively. Approximately $92.6 million of acquired goodwill is expected to be deductible for tax purposes. As of December 31, 2025, the valuation related to the Quint acquisition price allocation is final.

Included in net earnings (loss) for the years ended December 31, 2025 and 2024 are losses of $9.6 million and $81.1 million, respectively, related to Quint's operations since the date of acquisition.

LIBERTY LIVE HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2025 and 2024

(5) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

Description	December 31, 2025			December 31, 2024		
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
	amounts in thousands					
Cash equivalents	$ 507,389	507,389	—	335,345	335,345	—
Financial instrument liabilities	20,265	—	20,265	—	—	—
Debt	$ 1,666,546	—	1,666,546	1,556,399	—	1,556,399

The fair value of debt and financial instrument liabilities, which includes forward contracts, is based on quoted market prices but is not considered to be traded on "active markets," as defined by GAAP. Accordingly, those debt and financial instrument liabilities are reported in the foregoing table as Level 2 fair value. As of December 31, 2025, financial instrument liabilities are comprised of the 2025 Forward Contracts, as defined in note 8. The fair value of the 2025 Forward Contracts was derived from a Black-Scholes-Merton model using observable market data as the significant inputs.

Changes in the fair values of the 2025 Forward Contracts are recognized in realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations.

Realized and Unrealized Gains (Losses) on Financial Instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Equity securities	$ (11,857)	(7,136)
Financial instrument liabilities	(20,265)	(11,716)
Debt	(129,858)	(243,881)
	$ (161,980)	(262,733)

The Company uses the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values. For such securities the downward adjustments for the years ended December 31, 2025 and 2024 were $7,779 thousand and $11,402 thousand, respectively, and the cumulative downward adjustments as of December 31, 2025 were $22,020 thousand. The upward adjustments for the years ended December 31, 2025 and 2024 were not material, and the cumulative upward adjustments as of December 31, 2025 were $127,113 thousand. Impairments for the years ended December 31, 2025 and 2024 were $4,077 thousand and $10,630 thousand, respectively, and the cumulative impairments as of December 31, 2025 were $14,707 thousand.

The Company elected to account for its exchangeable senior debentures (as described in note 8) using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statements of operations are due to market factors primarily driven by changes in the risk-free rate and in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). During the years ended December 31, 2025 and 2024, the Company recognized zero and $1,743 thousand, respectively, of previously unrecognized gains related to the retirement of a portion of the 0.5% Exchangeable Senior Debentures due 2050, which was recognized through realized and unrealized gains (losses) on financial instruments, net on the consolidated statement of operations. The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk before tax was a gain of $19,711 thousand and loss of $69,129 thousand for the years ended December 31, 2025 and 2024, respectively. The cumulative change since issuance was a gain of $2,139 thousand as of December 31, 2025, net of the recognition of previously unrecognized gains and losses.

(6) Investments in Affiliates Accounted for Using the Equity Method

The following table includes the Company's carrying amount and percentage ownership of its investments in affiliates:

	December 31, 2025		December 31, 2024
	Percentage Ownership	Carrying amount	Carrying amount
		amounts in thousands	
Live Nation	30%	$ 604,654	417,751
Other.	various	19,624	12,684
Total.		$ 624,278	430,435

The following table presents the Company's share of earnings (losses) of affiliates:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Live Nation	$ 129,021	239,449
Other.	3,668	(1,783)
Total.	$ 132,689	237,666

Live Nation

Live Nation believes it is the world's leading live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show. As of December 31, 2025, the market value of Liberty Live's ownership in Live Nation was approximately $9.9 billion.

The excess basis has been allocated within memo accounts used for equity method accounting purposes as follows:

	Years ended December 31,	
	2025	**2024**
	amounts in thousands	
Amortizable assets	$ 149,542	124,601
Nonamortizable assets	420,281	279,300
Deferred taxes and other assets	(46,422)	(38,414)
	$ 523,401	365,487

Amortizable intangible assets have a weighted average remaining useful life of approximately 6.1 years. The increase in excess basis for the year ended December 31, 2025 was primarily due to the reallocation between the basis and excess basis in the investment resulting from some of Live Nation's equity activity, partially offset by amortization on the value ascribed to amortizable assets. Included in our share of earnings from Live Nation of $129,021 thousand and $239,449 thousand for the years ended December 31, 2025 and 2024, respectively, are $19,844 thousand and $31,233 thousand, respectively of losses, net of related taxes, due to the amortization of the excess basis related to assets with identifiable useful lives.

Accounting Changes

Live Nation adopted ASU 2023-08,*"Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets,"* on January 1, 2025 using the modified retrospective method and recorded an $8.9 million decrease to the opening balance of accumulated deficit and a corresponding increase to intangible assets. The Company recorded its share of this change through retained earnings in the consolidated statement of equity as of December 31, 2025.

LIBERTY LIVE HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

December 31, 2025 and 2024

Summarized financial information for Live Nation is as follows:

Consolidated Balance Sheets

	December 31,	
	2025	**2024**
	amounts in millions	
Current assets.	$ 10,974	9,290
Property, plant and equipment, net.	3,416	2,442
Intangible assets	1,447	1,366
Goodwill	2,889	2,621
Other assets	4,187	3,920
Total assets	$ 22,913	19,639
Current liabilities.	$ 11,029	9,358
Long-term debt, net.	7,612	6,177
Other liabilities	2,454	2,159
Redeemable noncontrolling interests.	924	1,126
Equity.	894	819
Total liabilities and equity	$ 22,913	19,639

Consolidated Statements of Operations

	Years ended December 31,	
	2025	**2024**
	amounts in millions	
Revenue	$ 25,201	23,156
Operating expenses:		
Direct operating expenses	(18,763)	(17,381)
Selling, general and administrative expenses	(4,092)	(4,043)
Depreciation and amortization.	(639)	(550)
Other operating expenses	(456)	(357)
Operating income (loss)	1,251	825
Interest expense.	(316)	(326)
Interest income	150	156
Other income (expense), net.	(54)	84
Earnings (loss) before income taxes	1,031	739
Income tax (expense) benefit	(340)	392
Net earnings (loss)	691	1,131
Less net earnings (loss) attributable to noncontrolling interests	195	235
Net earnings (loss) attributable to Live Nation stockholders.	$ 496	896

(7) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill related to Quint are as follows (amounts in thousands):

Balance at January 1, 2024	$ —
Acquisition [1]	194,270
Impairments [2]	(67,066)
Foreign currency translation adjustments	(1,709)
Balance at December 31, 2024	125,495
Foreign currency translation adjustments	1,872
Balance at December 31, 2025	$ 127,367

(1)   See note 4 to the accompanying consolidated financial statements for additional information about the acquisition of Quint.

(2)   See discussion of the impairment of Quint below.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2025			December 31, 2024		
	Gross carrying amount	**Accumulated amortization**	**Net carrying amount**	**Gross carrying amount**	**Accumulated amortization**	**Net carrying amount**
			amounts in thousands			
Rightsholder relationships	$ 170,081	(51,787)	118,294	170,863	(29,208)	141,655
Capitalized software	2,645	(2,334)	311	2,382	(2,255)	127
Total	$ 172,726	(54,121)	118,605	173,245	(31,463)	141,782

Rightsholder relationships are amortized over 3 to 13 years. Capitalized software is amortized over 3 years. Amortization expense was $25,651 thousand and $26,883 thousand for the years ended December 31, 2025 and 2024, respectively.

Based on its amortizable intangible assets as of December 31, 2025, Liberty Live expects that amortization will be as follows for the next five years (amounts in thousands):

2026	$	26,860
2027	$	19,567
2028	$	18,515
2029	$	16,033
2030	$	14,453

Impairments

The Company performed a quantitative analysis of the reporting units that comprise the Quint reportable segment during the fourth quarter of 2024. Based on near-term business trends and their impact on long-term assumptions, we concluded that the estimated fair values of certain of Quint's reporting units were less than their respective carrying values. As a result, the Company recognized a goodwill impairment loss of $67,066 thousand during the year ended December 31, 2024. The fair value was determined using a discounted cash flow (income approach) calculation (Level 3).

Based on the impairment losses recorded, the estimated fair values of certain reporting units that comprise the Quint reportable segment do not significantly exceed their carrying values as of December 31, 2025. As of December 31, 2025 the Company had accumulated goodwill impairment losses of $67,066 thousand attributed to Quint.

(8) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2025	Carrying value	
		December 31, 2025	December 31, 2024
		amounts in thousands	
2.375% Exchangeable Debentures due 2053	$ 1,150,000	1,666,546	1,556,399
Live Nation Margin Loan	—	—	—
Total debt	$ 1,150,000	1,666,546	1,556,399
Less debt classified as current		(1,666,546)	—
Total long-term debt		$ —	1,556,399

2.375% Exchangeable Senior Debentures due 2053 and Live Nation Forward Contracts

In September 2023, Liberty Media closed a private offering of approximately $1,150 million aggregate principal amount of its 2.375% exchangeable senior debentures due 2053 (the "Debentures"). In December 2025, Liberty Media entered into a supplemental indenture to the indenture governing the Debentures to irrevocably elect cash-only settlement of exchanges and repurchases of the Debentures. The Company assumed the Debentures from Liberty Media pursuant to a supplemental indenture executed in connection with the Split-Off. The number of shares of LYV attributable to a Debenture represents an initial exchange price of approximately $104.91 per share. A total of approximately 11 million shares of LYV are attributable to the Debentures. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The Debentures may be redeemed by the Company, in whole or in part, on or after September 30, 2028. Holders of the Debentures also have the right to require the Company to purchase their Debentures on September 30, 2028. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the Debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The Company has elected to account for the Debentures using the fair value option. See note 4 for information related to unrealized gains (losses) on debt measured at fair value. The assumption of the Debentures by the Company in connection with the Split-Off entitled the holders of the Debentures to the right to either put their Debentures to the Company at par or exchange their Debentures for a cash amount equal to the current market price of LYV shares underlying their Debentures, on the terms described in the indenture under which the Debentures were issued. Given the holders' ability to exchange the Debentures within a one-year period from the balance sheet date, the Debentures have been classified as current within the consolidated balance sheet as of December 31, 2025. No holders exchanged their Debentures following the Split-Off, and the Debentures are no longer exchangeable or able to be put.

In May 2025, LN Holdings 1, LLC ("LNSPV"), an indirect wholly owned special purpose subsidiary of the Company, entered into certain agreements (the "2025 Forward Contracts"), which obligate LNSPV to deliver up to an aggregate of 10,488,960 shares of LYV based on the share prices for LYV over a specified period ending in the first quarter of 2027. Alternatively, LNSPV may choose to deliver cash. As of December 31, 2025, approximately 10.5 million of the Company's LYV shares with a value of $1,495 million were pledged as collateral to the 2025 Forward Contracts. The 2025 Forward Contracts allow LNSPV to elect to receive prepayment amounts up to the present value at such time or times of approximately $1.15 billion, in the aggregate, which is intended to provide a source of liquidity, if needed, to satisfy any puts or exchanges of the Debentures. Liberty Live does not intend to cause LNSPV to receive any such prepayment amounts under the 2025 Forward Contracts.

Live Nation Margin Loan

The Live Nation Margin Loan agreement is a $400 million revolving line of credit. On September 12, 2025, the Live Nation Margin Loan agreement was amended to, among other things, extend the maturity date to September 8, 2028 and change the interest rate to the Adjusted Term Secured Overnight Financing Rate plus 1.875%. The undrawn portion carries a commitment fee of 0.50% per annum. Interest on the margin loan is payable on the last business day of each calendar quarter. As of December 31, 2025, availability under the Live Nation Margin Loan was $400 million. As of December 31, 2025, 9.0 million of the Company's LYV shares with a value of $1,278 million were pledged as collateral to the loan. The Live Nation Margin Loan contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants.

Fair Value of Debt

Due to the variable rate nature of the Live Nation Margin Loan, the carrying amount approximates fair value as of December 31, 2025.

Five Year Maturities

As of December 31, 2025, there are no principal maturities of outstanding debt obligations for each of the next five years.

(9) Income Taxes

Certain entities and activities of Liberty Live were included in the federal and state combined income tax returns of Liberty Media during the periods prior to the Split-Off. The tax provision included in these consolidated financial statements has been prepared on a stand-alone basis, as if Liberty Live had not been part of the consolidated Liberty Media tax group. To the extent tax benefits generated by Liberty Live were allocated to Liberty Media upon the Split-Off, a tax sharing receivable from Liberty Media was recorded at Liberty Live.

Income tax expense (benefit) consists of:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Current:		
Federal	$ 886	—
State and local	6	—
Foreign	1,430	814
	2,322	814
Deferred:		
Federal	(15,223)	(29,748)
State and local	(192)	(1,100)
Foreign	—	—
	(15,415)	(30,848)
Total:		
Federal	(14,337)	(29,748)
State and local	(186)	(1,100)
Foreign	1,430	814
Income tax expense (benefit)	$ (13,093)	(30,034)

The following table presents a summary of our domestic and foreign earnings (loss) from continuing operations before income taxes:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Domestic	$ (105,206)	(144,441)
Foreign	4,979	323
Total	$ (100,227)	(144,118)

Expected income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2025 and 2024 as a result of the following:

	Years ended December 31,			
	2025		2024	
	(thousands)	(percent)	(thousands)	(percent)
U.S. Federal statutory tax rate	$ (21,048)	(21)%	(30,265)	(21)%
Domestic federal reconciling items				
Non-taxable and nondeductible items, net				
Capitalized acquisition costs	3,398	4 %	316	—
Investment basis adjustment	2,891	3 %	—	—
Other	383	—	(30)	—
Domestic state and local income taxes, net of federal effect	(147)	—	(872)	(1)%
Foreign tax effects				
United Kingdom - income taxes	939	1 %	799	1 %
Other countries - income taxes	491	—	18	—
Total income tax expense (benefit)	$ (13,093)	(13)%	(30,034)	(21)%

For both of the years ended December 31, 2025 and 2024, state and local income taxes in Colorado comprised the majority of the domestic state and local income taxes, net of federal effect category.

During the year ended December 31, 2025, income tax benefit was less than the U.S. statutory rate of 21% primarily due to costs incurred in connection with the Split-Off that are not deductible for tax purposes.

During the year ended December 31, 2024, income tax benefit does not materially differ from the U.S. statutory rate of 21% due to state income tax benefits on losses, offset by earnings in foreign jurisdictions taxed at rates higher than the 21% U.S. federal rate.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,	
	2025	2024
	amounts in thousands	
Deferred tax assets:		
Tax losses and credit carryforwards	$ 97,058	27,711
Investments	77,274	113,743
Discount on debt	8,474	87,376
Other	2,232	5,267
Deferred tax assets	185,038	234,097
Valuation allowance	(1,094)	—
Net deferred tax assets	$ 183,944	234,097

During the year ended December 31, 2025, there was a $1,094 thousand increase in the Company's valuation allowance due to the Split-Off related to certain state net operating losses ("NOLs"), which was recorded through additional paid-in capital.

At December 31, 2025, the Company had deferred tax assets of $97,058 thousand for federal and state net operating losses and interest expense carryforwards, which may be utilized to offset taxable income in future years. Of this amount, the Company has $4,418 thousand of federal NOLs, $1,149 thousand of state NOLs, $89,377 thousand of federal interest expense carryforwards, and $2,114 thousand of state interest expense carryforwards. These losses and interest carryforwards are expected to be utilized prior to expiration, except for $1,094 thousand, which, based on current projections, will not be utilized in the future and are subject to a valuation allowance. The Company believes that it is more likely than not that it will realize the benefits of these deferred tax assets based upon the Company's ability to generate taxable income in future periods upon the implementation of certain business strategies or transactions.

As of December 31, 2025 and 2024, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

Prior to the Split-Off, certain entities and activities attributed to Liberty Live were included in the federal and state combined income tax returns of Liberty Media during the periods presented. As of December 31, 2025, Liberty Media's tax years prior to 2022 are closed for federal income tax purposes. The IRS has completed its examination of Liberty Media's 2022 tax year, but 2022 remains open until the statute of limitations lapses on October 15, 2026. Liberty Media's 2023 and 2024 tax years are under examination by the IRS and remain open until the statue of limitations lapses on October 15, 2027, and 2028, respectively. Liberty Media's 2025 tax year is currently under examination as part of the IRS Compliance Assurance Process program. Various states are currently examining Liberty Media's prior years' state income tax returns.

(10) Stockholders' Equity

Preferred Stock

Liberty Live's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. As of December 31, 2025, no shares of preferred stock were issued.

Common Stock

Series A Liberty Live Group common stock ("LLYVA") has one vote per share, Series B Liberty Live Group common stock ("LLYVB") has ten votes per share and Series C Liberty Live Group common stock ("LLYVK") has no votes per share except as otherwise required by Nevada law. Each share of LLYVB is exchangeable at the option of the holder for one share of LLYVA. All series of our common stock participate on an equal basis with respect to dividends and distributions.

Purchases of Common Stock

There were no repurchases of the Company's common stock during the years ended December 31, 2025 and 2024.

(11) Related Party Transactions

Quint, Delta Topco Limited (the parent company of Formula 1), and MotoGP Sports Entertainment Group, S.L. (formerly Dorna Sports, S.L., the parent company of MotoGP) ("MotoGP") are related parties through Liberty Media's common control. Quint maintains rightsholder agreements with Formula 1 and MotoGP to execute, produce and fulfill experiential packages utilizing their naming rights and the event tickets purchased from Formula 1, MotoGP, race promoters and other third parties to market and sell these packages to third-parties, which are disclosed in the consolidated statement of operations as related party cost of revenue. Quint also earns commissions on the sale of certain Formula 1 and MotoGP event tickets, which are disclosed in the consolidated statement of operations as related party revenue, net.

(12) Stock-Based Compensation

Incentive Plans

Liberty Media granted, to certain of its directors and employees, restricted stock ("RSAs"), restricted stock units ("RSUs") and stock options to purchase shares of its Liberty Live Group common stock (collectively, "Awards") under the Liberty Media Corporation 2022 Omnibus Incentive Plan (the "2022 Plan"). At the time of the Split-Off, the Awards were exchanged into RSUs and stock options to purchase shares of our Liberty Live Group common stock.

Pursuant to the Liberty Live Holdings 2025 Omnibus Incentive Plan (the "2025 Plan"), Liberty Live may grant to certain of its directors, employees and employees of its subsidiaries, Awards in respect of a maximum of 15.0 million shares of LLYVA, LLYVB and LLYVK.

The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Awards generally vest over 1-5 years and have a term of 7-8 years. Liberty Live issues new shares upon exercise of equity awards.

Included in selling, general and administrative expenses in the accompanying consolidated statements of operations are $5,529 thousand and $3,842 thousand of stock-based compensation during the years ended December 31, 2025 and 2024, respectively. Included in cost of revenue is $7,165 thousand of stock-based compensation during the year ended December 31, 2024. No stock-based compensation expense was recorded in cost of revenue during the year ended December 31, 2025.

In connection with the acquisition of Quint, Quint issued replacement warrants valued in total at $21,499 thousand, $14,334 thousand of which was included as part of the total consideration transferred and $7,165 thousand related to the post acquisition period. The $7,165 thousand in warrants value related to the post acquisition period was expensed immediately in the consolidated statement of operations given there was no further vesting required. Such amount is recorded as stock-based compensation included within cost of revenue in the consolidated statements of operations for the year ended December 31, 2024.

Grants of Awards

During the year ended December 31, 2025, Liberty Media granted 112 thousand options to purchase shares of its Series C Liberty Live common stock to its Chief Executive Officer in connection with his employment arrangement. Such options had a weighted average GDFV of $32.07 per share and vest between one and five years. Also during the year ended December 31, 2025, Liberty Media granted 100 thousand options to purchase shares of its Series A Liberty Live common stock to its then Vice Chairman of the Board. Such options had a GDFV of $31.53 per share and vest equally over five years. During the year ended December 31, 2024, Liberty Media granted 70 thousand options to purchase shares of Series C Liberty Live common stock to its former Chief Executive Officer. Such options had a GDFV of $16.07 per share and cliff vested in December 2024. There were no options to purchase shares of Liberty Media's Series A Liberty Live common stock granted during 2024 and no options to purchase shares of Liberty Media's Series B Liberty Live common stock granted during 2025 and 2024. Subsequent to the Split-Off and through December 31, 2025, Liberty Live Holdings did not grant any options to purchase shares of LLYVA or LLYVB.

Also during the year ended December 31, 2025, Liberty Media granted 62 thousand time-based RSUs of Series C Liberty Live common stock to its Chief Executive Officer in connection with his employment arrangement. The RSUs have a weighted average GDFV of $76.45 per share and cliff vest on December 15, 2029.

Also during the year ended December 31, 2025, Liberty Live granted 138 thousand time-based RSUs of LLYVK to Quint employees. The RSUs have a GDFV of $84.40 per share and vest 50% on each of December 19, 2028 and 2029.

The Company has calculated the GDFV for all of its equity classified options using the Black-Scholes Model. The Company estimates the expected term of the options based on historical exercise and forfeiture data. For grants made in 2025 and 2024, the expected term was 5.6 years. The volatility used in the calculation for options is based on the historical volatility of Liberty Live common stock and its predecessor Liberty SiriusXM common stock. For grants made in 2025 and 2024, the range of volatilities was 34.6% to 36.2%. The Company uses a zero-dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty Live Group common stock granted to certain officers, employees and directors, as well as the weighted average remaining life and aggregate intrinsic value of the options.

| | Liberty Live Group Series C | | | |
	Options (thousands)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in thousands)
Options outstanding at January 1, 2025	1,230	$ 42.68		
Granted	124	$ 80.47		
Exercised	(106)	$ 42.45		
Forfeited/Cancelled.	—	$ —		
Options outstanding at December 31, 2025.	1,248	$ 46.45	2.6 years	$ 45,822
Options exercisable at December 31, 2025	1,098	$ 42.91	2.0 years	$ 44,187

As of December 31, 2025, 100 thousand LLYVA options remained outstanding at an exercise price of $78.57, a remaining contractual life of 6.9 years and an intrinsic value of $293 thousand. None of these options were exercisable as of December 31, 2025.

As of December 31, 2025, there were no outstanding options to purchase shares of LLYVB.

As of December 31, 2025, the total unrecognized compensation cost related to unvested Awards was approximately $25.4 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.3 years.

As of December 31, 2025, 1.3 million shares of LLYVA and LLYVK were reserved by Liberty Live for issuance under exercise privileges of outstanding stock options.

Exercises

The aggregate intrinsic value of all LLYVK options exercised during the years ended December 31, 2025 and 2024 was $4.2 million and $7.1 million, respectively.

Restricted Stock and Restricted Stock Units

Liberty Live had approximately 279 thousand unvested RSUs of LLYVK held by certain directors, officers and employees as of December 31, 2025. These LLYVK unvested RSUs of Liberty Live Group common stock had a weighted average GDFV of $79.53 per share.

The aggregate fair value of all RSAs and RSUs of Liberty Live Group common stock that vested during the years ended December 31, 2025 and 2024 was $3.6 million and $2.8 million, respectively.

(13) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in Liberty Live's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, comprehensive earnings (loss) attributable to credit risk adjustments, share of other comprehensive earnings (loss) of equity affiliates and recognition of previously unrealized losses (gains) on debt, net.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Share of AOCI of equity affiliates	Comprehensive Earnings (Loss) Attributable to Credit Risk Adjustments	Other	AOCI
		amounts in thousands		
Balance at January 1, 2024	$ 15,240	17,398	21,706	54,344
Other comprehensive earnings (loss) attributable to Liberty Live stockholders	(85,810)	(54,266)	(407)	(140,483)
Balance at December 31, 2024	$ (70,570)	(36,868)	21,299	(86,139)
Other comprehensive earnings (loss) attributable to Liberty Live stockholders	51,703	15,473	2,402	69,578
Balance at December 31, 2025	$ (18,867)	(21,395)	23,701	(16,561)

The components of other comprehensive earnings (loss) are reflected in Liberty Live's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
		amounts in thousands	
Year ended December 31, 2024:			
Foreign currency translation adjustments	$ (2,041)	265	(1,776)
Comprehensive earnings (loss) attributable to credit risk adjustments	(69,129)	14,863	(54,266)
Share of other comprehensive earnings (loss) of equity affiliates	(109,492)	23,682	(85,810)
Recognition of previously unrealized losses (gains) on debt, net	1,744	(375)	1,369
Other comprehensive earnings (loss)	$ (178,918)	38,435	(140,483)
Year ended December 31, 2025:			
Foreign currency translation adjustments	$ 2,820	(418)	2,402
Comprehensive earnings (loss) attributable to credit risk adjustments	19,711	(4,238)	15,473
Share of other comprehensive earnings (loss) of equity affiliates	66,129	(14,426)	51,703
Other comprehensive earnings (loss)	$ 88,660	(19,082)	69,578

(14) Commitments and Contingencies

Quint acts as an official partner to certain rightsholders and event organizers with agreements that require Quint to satisfy minimum guaranteed purchases and/or payments to these entities. The terms of the agreements range from events to be held in 2026 to 2028. Total revenue earned from events associated with the largest two rightsholders represented approximately 83% and 81% of total consolidated revenue earned during the years ended December 31, 2025 and December 31, 2024, respectively.

Quint operates in many different jurisdictions globally that require revenue generating entities to comply with regulations including value-added tax and sales and use tax. In 2023, Quint identified exposure as it relates to certain jurisdictions whereby either Quint was not properly registered, or the historical compliance returns filed with the different jurisdictions were incomplete or inaccurate. Quint has recognized a total estimated liability for a probable loss of approximately $25,428 thousand as of December 31, 2025, $12,330 thousand of which is recorded in accrued liabilities, and $13,098 thousand is recorded in other long-term liabilities in the consolidated balance sheets. Of the total $25,428 thousand liability, $19,893 thousand was recorded prior to the Company's acquisition of Quint and $3,243 thousand was recognized as an expense during the year ended December 31, 2025 within cost of revenue on the consolidated statements of operations. As of December 31, 2025 and 2024, Quint also recorded an asset of $10,811 thousand and zero, respectively, related to deposits made in tax jurisdictions in which voluntary disclosure agreement payments have been made but are pending acceptance. This asset is included in trade and other receivables, net in the Company's consolidated balance sheets. As Quint continues to work to become compliant within these jurisdictions, additional exposure of taxes, interest and penalties are reasonably possible but Quint is currently unable to assess the ultimate outcome and is unable to reasonably estimate any range of additional loss in excess of the estimated liability it has currently recognized.

General Litigation

The Company has contingent liabilities at times related to legal and tax proceedings and other matters arising in the ordinary course of business other than those matters previously discussed. Although it is reasonably possible the

Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Department of Justice Complaint

In May 2024, the U.S. Department of Justice, Antitrust Division, together with the attorneys general of twenty-nine states plus the District of Columbia, filed a civil antitrust complaint (the "Complaint") against Live Nation and Ticketmaster in the U.S. District Court for the Southern District of New York alleging violations of various federal and state laws pertaining to antitrust, competition, unlawful or unfair business practices, restraint of trade, and other causes of action. The U.S. filed an Amended Complaint in August 2024, adding ten additional states as plaintiffs but not otherwise materially amending the claims asserted in the lawsuit. The Complaint requests various forms of relief for the alleged violations, including without limitation the divestiture of Ticketmaster by Live Nation, cancellation of certain ticketing contracts, enjoining Live Nation from engaging in anticompetitive practices, and other forms of relief. Twenty-four states also seek damages for their citizens allegedly caused by anticompetitive ticketing practices.

As of this date, discovery is substantially completed. The 24 states seeking damages have disclosed a damages study asserting that the allegedly anticompetitive ticketing practices raised ticketing fees. Live Nation contests that the alleged overcharge (the amount of which is subject to a confidentiality order) has occurred or was caused by anticompetitive conduct. Live Nation filed summary judgment motions in November 2025, which were partially granted in February 2026. Trial on the remaining claims is set for March 2026.

Live Nation believes it has substantial defenses to the claims asserted in the lawsuit and will vigorously defend itself. Nevertheless, the defense or resolution of this matter could involve significant monetary costs or penalties and have a significant impact on Live Nation's financial results and operations. There can be no assurance that Live Nation will be successful in negotiating a favorable settlement or in litigation. Any remedies or compliance requirements could adversely affect Live Nation's ability to operate its business or have a materially adverse impact on Live Nation's financial results. At this stage, Live Nation is unable to estimate a reasonably possible financial loss or range of any potential financial loss, if any, as a result of this litigation.

Antitrust Litigation

Live Nation is a defendant in three putative antitrust consumer class actions alleging violations of federal and state antitrust laws, among other causes of action. In Heckman, et al. v. Live Nation Entertainment, et al., filed in the Central District of California in January 2022, the District Court denied defendants' motion to compel arbitration in August 2023. The Ninth Circuit affirmed the District Court's ruling in October 2024. In January 2025, Live Nation filed a motion to dismiss the lawsuit, which was granted in part and denied in part in April 2025. In December 2025, the court granted the plaintiffs' motion for class certification. Live Nation believes it has substantial defenses to the claims alleged in the lawsuit and will continue to vigorously defend itself.

Two other putative class actions were filed in the Southern District of New York in August and September 2024: In Re Live Nation Entertainment, Inc. and Ticketmaster L.L.C. Antitrust Litigation, and Jacobson v. Live Nation Entertainment, Inc., et al. While these lawsuits are at their initial stages, Live Nation believes it has substantial defenses to the claims alleged therein and will vigorously defend itself.

Federal Trade Commission Complaint

In September 2025, the U.S. Federal Trade Commission (the "FTC"), joined by the attorneys general of seven states, filed a lawsuit against Live Nation and Ticketmaster L.L.C. in the Central District of California. The plaintiffs allege that Live Nation and Ticketmaster advertised ticket prices to consumers that were deceptively lower than prices displayed at checkout, deceived consumers about the enforcement of advertised event ticket purchase limits and facilitated the sale of tickets unlawfully acquired by ticket brokers. The plaintiffs also allege that Live Nation violated the Better Online Ticket Sales Act and Section 5 of the FTC Act, as well as various state consumer protection statutes. The plaintiffs seek injunctive relief, statutory penalties and restitution for consumers. Live Nation filed a motion to dismiss the complaint in January 2026.

Based on information presently known to Live Nation's management, Live Nation does not believe that a loss is probable of occurring at this time, and considerable uncertainty exists regarding the monetary penalties or other relief that the FTC could obtain in litigation. Live Nation will vigorously defend itself.

(15) Information About Liberty Live's Operating Segments

The Company, through its ownership of Quint and Live Nation, is primarily engaged in the entertainment and hospitality industries. The Company identifies its reportable segments as those operating segments that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA (as defined below) or total assets.

The Company's CODM, the chief executive officer, evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, cost of revenue, operating expenses, selling, general and administrative expenses, and Adjusted OIBDA. In addition, the Company reviews nonfinancial measures such as website traffic.

For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring, acquisition and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

The Company has identified the following as its reportable segments:

- Quint — Quint designs and develops ticket-inclusive experiential hospitality packages (including on or off-site experiences, transportation, and hotel accommodations) throughout the world.

- Live Nation — Live Nation believes it is the world's leading live entertainment company.

As of December 31, 2025, Live Nation met the Company's reportable segment threshold for equity method affiliates. See note 6 for segment disclosures related to Live Nation.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies.

Performance Measures

	Year ended December 31, 2025		
	Quint	Corporate and Other	Total
	amounts in thousands		
Revenue	$ 381,951	—	381,951
Cost of revenue (excluding stock-based compensation)	(308,429)	—	(308,429)
Selling, general and administrative expenses (excluding stock-based compensation and acquisition costs)	(61,503)	(32,102)	(93,605)
Adjusted OIBDA	$ 12,019	(32,102)	(20,083)

	Year ended December 31, 2024		
	Quint	Corporate and Other	Total
	amounts in thousands		
Revenue	$ 340,493	—	340,493
Cost of revenue (excluding stock-based compensation)	(286,070)	—	(286,070)
Selling, general and administrative expenses (excluding stock-based compensation and acquisition costs)	(57,335)	(7,030)	(64,365)
Adjusted OIBDA	$ (2,912)	(7,030)	(9,942)

Other Information

	December 31, 2025		December 31, 2024	
	Total assets	Investments in affiliates	Total assets	Investments in affiliates
	amounts in thousands			
Quint	$ 439,254	—	422,101	—
Corporate and other	1,449,639	624,278	1,162,925	430,435
Total Liberty Live	$ 1,888,893	624,278	1,585,026	430,435

Revenue by Geographic Area

	Years ended December 31,	
	2025	2024
	amounts in thousands	
United States	$ 335,955	304,141
Other countries	45,996	36,352
	$ 381,951	340,493

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) before income taxes:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Consolidated segment Adjusted OIBDA	$ (20,083)	(9,942)
Stock-based compensation	(5,529)	(11,007)
Depreciation and amortization	(26,120)	(27,447)
Impairment of intangible assets	—	(67,066)
Acquisition costs	—	(812)
Operating income (loss)	(51,732)	(116,274)
Interest expense	(29,531)	(29,121)
Dividend and interest income	15,693	21,782
Share of earnings (loss) of affiliates, net	132,689	237,666
Realized and unrealized gains (losses), net	(161,980)	(262,733)
Gain (loss) on dilution of investment in affiliate	(1,182)	5,846
Other, net	(4,184)	(1,284)
Earnings (loss) before income taxes	$ (100,227)	(144,118)

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LIBERTY LIVE HOLDINGS, INC. CORPORATE DATA

Board of Directors

Robert R. Bennett
Chairman of the Board
Liberty Live Holdings, Inc.

Derek Chang
President and Chief Executive Officer,
Liberty Media Corporation

Bill Kurtz
Senior Advisor to CEO,
DSST Public Schools

David J.A. Flowers
Former Senior Vice President,
Liberty Media Corporation

Carl E. Vogel
Private Investor and
Industry Advisor, KKR & Co. Inc.

Executive Committee
Robert R. Bennett
Derek Chang

Compensation Committee
David J.A. Flowers (Chair)
Bill Kurtz
Carl E. Vogel

Audit Committee
Carl E. Vogel (Chair)
David J.A. Flowers
Bill Kurtz

**Nominating & Corporate
Governance Committee**
Bill Kurtz (Chair)
David J.A. Flowers
Carl E. Vogel

Senior Officers

Robert R. Bennett
Chairman of the Board
Liberty Live Holdings, Inc.

Chad R. Hollingsworth
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and
Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

Corporate Secretary
Michael E. Hurelbrink

Corporate Headquarters
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

Stock Information
Series A Liberty Live Group Common Stock (LLYVA) and Series C Liberty Live Group Common Stock (LLYVK) trade on the NASDAQ Global Select Market

Series B Liberty Live Group
Common Stock (LLYVB) is
quoted on the OTC Markets.

CUSIP Numbers
LLYVA – 530909 100
LLYVB – 530909 209
LLYVK – 530909 308

Transfer Agent
Liberty Live Holdings, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (866) 321-8020
Toll Free: (303) 974-3742
https://shareholder.broadridge.com/llyv

Investor Relations
Hooper Stevens
investor@libertyliveholdings.com
(844) 826-8736

On the Internet
Visit the Liberty Live Holdings, Inc.
website at *www.libertyliveholdings.com*

Financial Statements
Liberty Live Holdings, Inc. financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Live Holdings, Inc. website.

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